January 21, 2015

Via EDGAR

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:          Energy 11, L.P.
Registration Statement on Form S-1
File No. 333-197476, as amended (the “Registration Statement”)
Request for Acceleration

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Energy 11, L.P. (the “Partnership”), hereby requests that the effectiveness of the Registration Statement be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on January 22, 2015, or as soon thereafter as practicable.

In connection with the Partnership’s request for acceleration of the effective date of the Registration Statement, the Partnership acknowledges the following:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Partnership acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: George G. Young III at (713) 547-2081.

Very truly yours,

Energy 11 GP, LLC

By:  /s/ David McKenney
David McKenney
Chief Financial Officer